Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Nine Months Ended October 29, 2016 and October 31, 2015
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Nine Months Ended		Fiscal Year Ended
(dollars in millions)	Oct 29, 2016	Oct 31, 2015	Jan 30, 2016	Jan 31, 2015	Feb 1, 2014	Feb 2, 2013	Jan 28, 2012
Earnings from continuing operations before income taxes	$2,757	$2,906	$4,923	$3,653	$4,121	$5,056	$4,621
Capitalized interest, net	15	11	16	(1)	(14)	(12)	6
Adjusted earnings from continuing operations before income taxes	2,772	2,917	4,939	3,652	4,107	5,044	4,627
Fixed charges:
Interest expense (a)	449	461	616	619	641	721	750
Interest portion of rental expense	80	81	108	108	108	106	110
Total fixed charges	529	542	724	727	749	827	860
Earnings from continuing operations before income taxes and fixed charges	$3,301	$3,459	$5,663	$4,379	$4,856	$5,871	$5,487
Ratio of earnings to fixed charges	6.24	6.38	7.82	6.02	6.48	7.10	6.38
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.